*AM 3/7/03

VF 3-6-03 **

03012819

S[illegible] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockwood Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Valley Stream Parkway
(No. and Street)

Malvern (City), PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina McClellan 610-651-5350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2 Commerce Square Ste 4000 2001 Market Str. Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

RECD S.E.C. MAR 05 2003 658

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Gerard Scarpati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockwood Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Michele Gefvert, Notary Public
Malvern Boro, Chester County
My Commission Expires July 5, 2005
Member, Pennsylvania Association of Notaries

Signature

Chief Financial Officer

Title

Michele Gefvert

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lockwood Financial Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 6,319,531
Introducing firm deposit	31,540
Receivable from clearing broker	310,792
Other receivables	160,856
Deposits and other assets	292,437
Deferred tax asset	250,000
Due from related parties	1,289,370
Property and equipment, net of accumulated depreciation of $99,303	23,118
Total assets	$ 8,677,644
Liabilities and stockholder's equity	
Accrued compensation	$ 1,552,641
Accounts payable and accrued expenses	825,173
Commissions payable	223,971
Payable to clearing broker	83,198
Total liabilities	2,684,983
Stockholder's equity:	
Capital stock, $251 par value:	251
Authorized shares – 2,000	
Issued and outstanding shares – 1	
Additional paid-in capital	6,089,382
Accumulated deficit	(96,972)
Total stockholder's equity	5,992,661
Total liabilities and stockholder's equity	$ 8,677,644

See accompanying notes.